

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 22, 2008

By Facsimile and U.S. Mail

Mr. Warren McIntyre
Chief Financial Officer
Evolving Gold Corp.
725-666 Burrard Street
Vancouver BC, V6C 2X8

> **Re:** **Evolving Gold Corp.**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **Filed November 1, 2006**
> **Form 20-F for the Fiscal Year Ended March 31, 2007**
> **Filed October 15, 2007**
> **Response Letter Dated April 2, 2007**
> **Response Letter Dated April 26, 2007**
> **Response Letter Dated February 19, 2008**
> **Response Letter Dated May 6, 2006**
> **File No. 000-50953**

Dear Mr. McIntyre:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief